UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Terra Tech Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

88102J100
(CUSIP Number)

Ken VandeVrede
c/o Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612
Tel: (855) 447-6967
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 88102J100	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Ken VandeVrede
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 176,337,500
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 10,248,741
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,741
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.  SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.001 per share, of Terra Tech Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Terra Tech Corp., 18101 Von Karman, Third Floor, Irvine, California 92612.

Item 2.  IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Ken VandeVrede. Mr. VandeVrede’s address is c/o Terra Tech Corp., 18101 Von Karman, Third Floor, Irvine, California 92612. Mr. VandeVrede’s present principal occupation or employment is President of Gro-rite Inc.

(d) - (e) During the last ten years, Mr. VandeVrede has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. VandeVrede is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 9, 2013, the Issuer issued 100,000 shares of common stock of the Issuer to Mr. Vande Vrede in connection with each of Gro-rite Inc. and Naturally Beautiful Plant Products LLC entering into a letter of intent with the Issuer.

On April 23, 2013, we entered into a Share Exchange Agreement, dated March 23, 2013 (the “Share Exchange Agreement”), by and among the Issuer, Edible Garden Corp., a Nevada corporation (“Edible Garden”), and the holders of common stock of Edible Garden. The principle holders of the common stock of Edible Garden consisted of Ken VandeVrede, Mike VandeVrede, Steve VandeVrede and Dan VandeVrede, each of whom held 23% of the issued and outstanding shares of common stock of Edible Garden. Additionally, Beverly Willekes and David VandeVrede each held 4% of the issued and outstanding shares of common stock of Edible Garden. Ken VandeVrede, Mike VandeVrede, Steve VandeVrede, David VandeVrede and Beverly Willekes are siblings. Dan VandeVrede is the father of the five siblings. Pursuant to the Share Exchange Agreement, Mr. VandeVrede received 287,500 shares of common stock of the Issuer.

On April 23, 2013, Amy Almsteier, then our majority shareholder, and an officer and director, offered and sold 6,750,000 of her 12,500,000 shares of Series B Preferred Stock to Ken VandeVrede, Mike VandeVrede, Steve VandeVrede and Dan VandeVrede, Beverly Willekes, and David VandeVrede, each of whom acquired the Series B Preferred Stock on a pro-rata basis, based on their respective parentage equity interest in Edible Garden immediately prior to the consummation of the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, Mr. VandeVrede purchased 1,759,500 shares of common of Series B Preferred Stock from Ms. Almsteier for an aggregate purchase price of $23.00. Each share of Series B Preferred Stock is convertible, at any time, at the option of the holder, on a 1-for-5.384325537 basis, into shares of common stock and has voting rights equal to 100 shares of common stock.

Item 4.  PURPOSE OF TRANSACTION.

Mr. VandeVrede acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. VandeVrede, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. VandeVrede may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. VandeVrede may deem advisable. Mr. VandeVrede reserves the right to dispose of any or all of her shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. VandeVrede intends to review her investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. VandeVrede does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Mr. VandeVrede may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. VandeVrede beneficially owned, in the aggregate, 10,248,741 shares of common stock, representing approximately 6.1% of the Issuer’s outstanding shares of common stock, based on 166,070,651 shares of common stock issued and outstanding as of May 9, 2013.

(b) Mr. VandeVrede directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. VandeVrede has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Mr. VandeVrede, no person is known by Mr. VandeVrede to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. VandeVrede.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. VandeVrede, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 2013	By:	/s/ Ken VandeVrede
Ken VandeVrede